OSISKO REPORTS THIRD QUARTER 2019 RESULTS

Record Cash Flows from Operating Activities of $28.3 Million
First Gold Pour at the Eagle Gold Mine

Montréal, November 6, 2019 – Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter of 2019.

Highlights

  Cash on hand of $123.7 million, $293.0 million in equity investments1 and up to $480 million availability under its credit facility as at September 30, 2019;

  Increased its credit facility from $350.0 million to $400.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $500.0 million) and extended the maturity date by one year to November 14, 2023;

  Revenues from royalties and streams of $33.9 million compared to $31.4 million in Q3 2018;

  Generated record cash flows from operating activities of $28.3 million compared to $20.6 million in Q3 2018;

  Earned 18,123 gold equivalent ounces2 (“GEOs”) compared to 20,006 in Q3 2018;

  Incurred non-cash impairment charges stream and offtake interests of $60.8 million ($48.1 million, net of income taxes), mainly on the Renard diamond stream ($47.2 million and $34.6 million, net of income taxes) and Amulsar gold/silver stream and gold offtake ($13.1 million) and non-cash impairment of net investment in an associate of $12.5 million for total non-cash impairment charges of $73.3 million ($59.0 million, net of income taxes);

  Net loss of $45.9 million, $0.32 per basic share compared to net earnings of $5.5 million, $0.04 per basic share in Q3 2018. Net earnings of $13.0 million, $0.09 per basic share excluding the above non-cash impairment charges;

  Adjusted earnings3 of $17.5 million, $0.12 per basic share3 compared to $5.7 million, $0.04 per basic share in Q3 2018;

  Recorded cash operating margins4 of 91% from royalty and stream interests, generating $30.8 million in operating cash flow in the third quarter, in addition to a quarterly cash operating margin of $1.0 million from offtake interests;

  Closed the second tranche of the share repurchase with Betelgeuse LLC ("Orion") (5,066,218 common shares acquired for $71.4 million, for a total of 12,385,717 common shares acquired from Orion for $174.6 million and subsequently cancelled), reducing Orion’s ownership of Osisko’s issued and outstanding common shares to 6.2%;

  Enhanced its silver stream on the Mantos Blancos mine by investing US$25.0 million and reducing the ongoing transfer price payments per ounce from 25% to 8% of the spot silver price, cancelling the buy-down option and increasing the tail stream from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered;

  Sold the Brucejack gold offtake to Pretium Exploration Inc. for US$41.3 million;

  The Eagle Gold mine operated by Victoria Gold Corp. and on which Osisko holds a 5% net smelter return ("NSR") royalty announced its first gold pour in September;

  Announced a definitive agreement with Barkerville Gold Mines Ltd. ("Barkerville"), owner of the Cariboo gold project, pursuant to which Osisko has agreed to acquire all of the issued and outstanding common shares of Barkerville that it does not currently own, representing 67.4%;

  In November, completed a credit bid transaction with Stornoway Diamond Corporation alongside other secured creditors, allowing Osisko to maintain its 9.6% diamond stream on the Renard mine. In connection with the completion of the credit bid, the secured creditors acquired substantially all of the assets and properties of Stornoway, and assumed the debts and liabilities owing to Stornoway’s secured creditors as well as the ongoing obligations relating to the operation of the Renard mine, subject to certain limited exceptions. Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which will continue to operate in the normal course; and

  Declared a quarterly dividend of $0.05 per common share paid on October 15, 2019 to shareholders of record as of the close of business on September 30, 2019.

For more details, please refer to the Management’s Discussion and Analysis for the three and nine months ended September 30, 2019.

Recent Performance

Sean Roosen, Chair and Chief Executive Officer, commented on the activities of the third quarter of 2019: “Our royalty and stream business continues to be strong with record cash flows from operating activities of $28.3 million. On September 23, 2019, we entered into an agreement to acquire all of the issued and outstanding common shares of Barkerville. The addition of the Cariboo Gold project to our portfolio adds a potentially world-class asset in Canada in an impacted brownfield site with significant infrastructure in place. Osisko expects to fund planned work through its own capital as well as outside private equity and joint venture capital through the newly created North Spirit Discovery Group. Our goal is to create significant value within the accelerator group as these assets advance from incubation/exploration to development and production.”

Outlook

Osisko’s 2019 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana Gold Inc. and Agnico Eagle Mines Limited, for the Éléonore mine published by Newmont Goldcorp Corporation, and for the Renard mine published by Stornoway Diamond Corporation. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Mantos Blancos mine, or uses management’s best estimate.

Attributable GEOs for 2019 has been reduced from previous guidance, mainly as a result of weak diamond prices at the Renard mine and the sale of the Brucejack gold offtake. However, cash operating margins and operating cash flow are expected to be in line with guidance, as a result of strong gold prices.

Due to the sale of the Brucejack gold offtake, revenues from offtake interests will decrease considerably, about $75 to $80 million per quarter. As these offtake interests have a historical cash margin of 1%, the impact on cash flows from operating activities will not be material.

GEOs and cash margin by interest are estimated as follows:

	Original Guidance				Revised Guidance
			Mid
			cash	Cash		Cash	Cash
	Low	High	margin	margin		margin	margin
	(GEOs)	(GEOs)	(million $)	(%)	(GEOs)	(million$)	(%)

Royalty interests	54,700	61,100	98	99.9	53,100	97	99.7
Stream interests	28,000	31,300	33	65.5	23,100	29	67.4
Offtake interests	2,300	2,600	4	1.2	1,800	3	1.3
	85,000	95,000	135		78,000	129

For the 2019 original guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$15.50 per ounce of silver and US$95 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

For the 2019 revised guidance, silver, diamonds and cash royalties have been converted to GEOs using average commodity prices of US$1,380 per ounce of gold, US$16.15 per ounce of silver and US$76 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.32.

Q3 2019 Results Conference Call

Osisko will host a conference call on Thursday, November 7, 2019 at 10:00 am EST to review and discuss its Q3 2019 results.

Those interested in participating in the conference call should dial in at 1 (877) 223-4471 (North American toll free), or 1 (647) 788-4922 (international). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EST on November 7, 2019 until 11:59 pm EST on November 14, 2019 with the following dial in numbers: 1 (800) 585-8367 (North American toll free) or 1 (416) 621-4642, access code 4994211.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by four cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd. and a 4% NSR royalty on the Cariboo Gold project, a 19.9% interest in Falco Resources Ltd and a 16.3% interest in Osisko Mining Inc.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Notes:

(1)	Represents the estimated fair value based on the quoted prices of the investments in a recognized stock exchange as at September 30, 2019.

(2)

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018

Gold(i)	$1,472	$1,213	$1,364	$1,282
Silver(ii)	$16.98	$15.02	$15.83	$16.10

Exchange rate (US$/Can$)(iii)	1.3204	1.3070	1.3292	1.2876

(i)	The London Bullion Market Association’s pm price in U.S. dollars
(ii)	The London Bullion Market Association’s price in U.S. dollars
(iii)	Bank of Canada daily rate

(3)

“Adjusted earnings” and “Adjusted earnings per basic share” are not recognized measures under the International Financial Reporting Standards (“IFRS”). Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Management’s Discussion and Analysis for the three and nine months ended September 30, 2019.

(4)

Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

	Three months ended		Nine months ended
(In thousands of dollars)	September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Revenues	109,235	111,702	341,567	375,135
Less: Revenues from offtake interests	(75,314)	(80,309)	(240,365)	(278,306)
Revenues from royalty and stream interests	33,921	31,393	101,202	96,829

Cost of sales	(77,419)	(82,748)	(247,616)	(284,705)
Less: Cost of sales of offtake interests	74,300	79,498	237,452	274,220
Cost of sales of royalty and stream interests	(3,119)	(3,250)	(10,164)	(10,485)

Revenues from royalty and stream interests	33,921	31,393	101,202	96,829
Less: Cost of sales of royalty and stream	(3,119)	(3,250)	(10,164)	(10,485)
Cash margin from royalty and stream interests	30,802	28,143	91,038	86,344
	90.8%	89.6%	90.0%	89.2%

Revenues from offtake interests	75,314	80,309	240,365	278,306
Less: Cost of sales of offtake interests	(74,300)	(79,498)	(237,452)	(274,220)
Cash margin from offtake interests	1,014	811	2,913	4,086
	1.3%	1.0%	1.2%	1.5%

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of GEOs to be received in 2019, that the required regulatory and shareholders approvals will be obtained in connection with the proposed transaction with Barkerville, that sufficient funding will be available to fund work at Barkerville, that significant value will be created within the accelerator group of companies and Osisko’s ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko’s royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2019	2018
	$	$

Assets
Current assets
Cash	123,702	174,265
Short-term investments	25,844	10,000
Amounts receivable	18,241	12,321
Other assets	1,289	1,015
	169,076	197,601
Non-current assets
Investments in associates	212,668	304,911
Other investments	53,813	109,603
Royalty, stream and other interests	1,296,798	1,414,668
Exploration and evaluation	92,909	95,002
Goodwill	111,204	111,204
Other assets	11,887	1,657
	1,948,355	2,234,646
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10,245	11,732
Dividends payable	7,200	7,779
Provisions	-	3,494
Lease liabilities	786	-
	18,231	23,005
Non-current liabilities
Long-term debt	347,638	352,769
Lease liabilities	9,533	-
Deferred income taxes	66,666	87,277
	442,068	463,051
Equity
Share capital	1,502,978	1,609,162
Warrants	18,072	30,901
Contributed surplus	34,041	21,230
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	19,998	23,499
Retained earnings (deficit)	(86,403)	69,202
	1,506,287	1,771,595
	1,948,355	2,234,646

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Revenues	109,235	111,702	341,567	375,135

Cost of sales	(77,419)	(82,748)	(247,616)	(284,705)
Depletion of royalty, stream and other interests	(10,965)	(13,136)	(35,166)	(39,637)
Gross profit	20,851	15,818	58,785	50,793

Other operating expenses
General and administrative	(4,607)	(3,692)	(15,173)	(13,342)
Business development	(1,375)	(1,077)	(4,899)	(3,750)
Gain on disposal of an offtake interest	7,636	-	7,636	-
Impairment of assets	(60,800)	-	(99,700)	-
Operating income (loss)	(38,295)	11,049	(53,351)	33,701
Interest income	1,041	1,041	3,033	3,581
Dividend income	50	228	150	278
Finance costs	(5,843)	(6,396)	(17,382)	(19,291)
Foreign exchange gain (loss)	508	(160)	(1,104)	92
Share of loss of associates	(4,146)	(4,139)	(14,688)	(6,558)
Other gains (losses), net	(10,971)	5,781	(16,304)	1,580
Earnings (loss) before income taxes	(57,656)	7,404	(99,646)	13,383
Income tax recovery (expense)	11,732	(1,930)	20,626	(5,088)
Net earnings (loss)	(45,924)	5,474	(79,020)	8,295

Net earnings (loss) per share
Basic and diluted	(0.32)	0.04	(0.52)	0.05

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Operating activities
Net earnings (loss)	(45,924)	5,474	(79,020)	8,295
Adjustments for:
Share-based compensation	2,052	521	6,273	3,550
Depletion and amortization	11,287	13,181	36,113	39,766
Net gain on disposal of an offtake interest	(7,636)	-	(7,636)	-
Impairment of assets	60,800	-	99,700	-
Finance costs	1,817	1,727	5,291	5,071
Share of loss of associates	4,146	4,139	14,688	6,558
Net gain on acquisition of investments	(540)	-	(628)	(1,908)
Net loss (gain) on disposal of investments	(1,091)	(6,956)	3,136	(6,956)
Change in fair value of financial assets at fair value through profit and loss	205	1,175	1,399	7,031
Impairment of an investment in an associate	12,500	-	12,500	-
Deferred income tax expense (recovery)	(12,001)	1,742	(21,267)	4,484
Foreign exchange loss (gain)	(498)	153	1,145	564
Settlement of restricted and deferred share units	-	(2,588)	(589)	(3,087)
Other	(66)	50	30	395
Net cash flows provided by operating activities before changes in non-cash working capital items	25,051	18,618	71,135	63,763
Changes in non-cash working capital items	3,243	2,018	3,259	(164)
Net cash flows provided by operating activities	28,294	20,636	74,394	63,599

Investing activities
Short-term investments	(9,614)	(9,000)	(25,844)	(10,000)
Acquisition of investments	(7,359)	(22,317)	(47,896)	(94,757)
Proceeds on disposal of investments	71,434	-	129,908	27,043
Acquisition of royalty and stream interests	(43,501)	(33,859)	(71,470)	(92,970)
Proceeds on disposal of royalty and offtake interests	43,182	-	43,182	-
Exploration and evaluation tax credits (expenses), net	(69)	2,010	81	3,203
Other assets	(128)	(9)	(603)	(92)
Net cash flows provided by (used in) investing activities	53,945	(63,175)	27,358	(167,573)

Financing activities
Exercise of share options and shares issued under the share purchase plan	15,446	82	21,714	272
Increase in long-term debt	19,772	-	19,772	-
Financing fees	(490)	-	(490)	(379)
Repayment of long-term debt	-	-	(30,000)	(51,820)
Common shares acquired and cancelled through a share repurchase	(71,434)	-	(129,486)	-
Normal course issuer bid purchase of common shares	-	-	(11,901)	(21,986)
Dividends paid	(6,736)	(7,406)	(20,538)	(21,399)
Other	278	-	86	(186)
Net cash flows used in financing activities	(43,164)	(7,324)	(150,843)	(95,498)

Effects of exchange rate changes on cash and cash equivalents	1,038	(1,580)	(1,472)	2,955

Increase (decrease) in cash and cash equivalents	40,113	(51,443)	(50,563)	(196,517)
Cash and cash equivalents – beginning of period	83,589	188,631	174,265	333,705
Cash and cash equivalents – end of period	123,702	137,188	123,702	137,188